Arnold Golub
Vice President
Office of the General Counsel

March 15, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 15, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from GraniteShares ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

> Granite Shares 2x Long AMD Daily ETF Shares of Beneficial Interest
>
> GraniteShares 2x Long AMZN Daily ETF Shares of Beneficial Interest
>
> GraniteShares 2x Long MSFT Daily ETF Shares of Beneficial Interest

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,